

Mail Stop 4561

August 28, 2009

<u>Via U.S. Mail and Facsimile (509) 244-2155</u>

Paul A. Hatfield, President
Butte Highlands Mining Company
P.O. Box 99
Liberty Lake, Washington 99019

      Re: Butte Highlands Mining Company
             Form 10-12G/A
             Filed August 13, 2009

             Form 10-Q for quarterly period ended June 30, 2009
             Filed August 19, 2009
             File No. 000-53662

Dear Mr. Hattfield:

      We have reviewed the filings listed above and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 5, 2009.

<u>Form 10-12G</u>

<u>General</u>

1. Please expand your description of the shareholders' meeting held in September 1996 to briefly describe the steps taken by the company to locate and identify shareholders, and describe the process followed by the company to provide notice of the meeting. Tell us whether you concluded that the notice process conformed to the requirements of Section 222 of the Delaware General Corporation Law, and if you reached that conclusion, describe the basis on which the conclusion was reached.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5

Years ended December 31, 2008 compared to year ended December 31, 2007, page 6

2. In response to prior comment 16 you provided a brief discussion of the asset purchase agreement between your company and Timberline Resources. In your response letter, please provide your analysis of whether further discussion of material terms of the agreement, such as provisions concerning the purchaser's assumption of liabilities, is warranted in the registration statement. In your response letter please analyze whether there are any material contingent liabilities that may be pursued against the company with respect to the transferred assets or historical minerals development or extraction activities, notwithstanding the purchaser's contractual assumption of the liabilities relating to the specific properties sold in 2007.

Statement of Stockholders' Equity, page 17

3. We note your response to prior comment 13 and the revisions to the Statement of Stockholders' Equity to reflect the correction of the error in outstanding shares in fiscal 2006, the earliest period presented. Please revise the disclosures for the year ended December 31, 2008 to remove the adjustment to the Class B common stock and ensure that the ending balances in the Statement of Stockholders' Equity agree to the Balance Sheets for each period presented.

4. Notwithstanding your response to the Staff's comment below regarding the valuation of your equity investment, please revise your Statement of Stockholders' Equity to clearly label the adjustments to Other Comprehensive Income in fiscal 2007 and 2008 as unrealized gains/losses in available for sale securities.

Note 2. Summary of Significant Accounting Policies

Earnings Per Share, page 20

5. We note your response to our prior comment 12 where you indicate that the company's Class A common stock and Class B common stock are identical except for voting rights and accordingly, earnings per share for each class of common stock would be identical under the two class method. Please revise your disclosures in Note 2 to clearly indicate why the company presents earnings per share on a combined basis as indicated in your response.

Note 4. Investments, page 25

1.   We note your response to prior comment 14 where you indicate that with regards
       to your investment in Timberline Resources, the company evaluated the near-term
       prospects of the issuer in relation to the severity and duration of the impairment
       and based on such evaluation and the company's ability and intent to hold these
       investments for a reasonable period of time sufficient for a recovery of fair value,
       the company does not believe this investment was other-than-temporarily
       impaired at December 31, 2008. Based on your disclosures in Note 3 to the
       interim period financial statements, it appears that the company made similar
       conclusions at March 31, 2009 and June 30, 2009. Please explain further the
       following at it relates to your evaluation of the company's equity securities at
       each December 31, 2008, March 31, 2009 and June 30, 2009:
       • Tell us what specific events you considered when evaluating the "near-term
         prospects" of Timberline Resources. Also, tell us what period you considered
         to be "near-term" in your evaluation (i.e. three months, one year, etc.) and
         how you determined the appropriateness of such term.
       • Considering the fair value of Timberline's common stock has remained at
         approximately 65% - 89% below cost since mid-October 2008, explain further
         how you considered both the severity and duration of the impairment in your
         analysis.
       • Tell us what you believe is a "reasonable period of time for a recovery of fair
         value." In your response, please address your projections of recovery, the
         timeframes of that recovery, and the subsequent updates to those projections.
         Also tell us the steps that management and/or the Board took to compile
         projections of recovery and discuss the information on which you based such
         projections. In this regard, please note that since a typical equity security does
         not have a contractual cash flow at maturity on which to rely, an investor's
         intent and ability to hold an equity security for a reasonable period of time
         should be analyzed differently than a typical debt security. Accordingly,
         market price recoveries that are not expected to occur within a reasonable
         forecast period should not be included in the assessment of recoverability. In
         addition, the ability to hold an equity security indefinitely would not, by itself,
         allow an investor to avoid an other-than-temporary impairment. We refer you
         to Section II.H of the Current Accounting and Disclosure Issues in the
         Division of Corporation Finance dated November 30, 2006 available on our
         website at: http://www.sec.gov/divisions/corpfin/cfacctfinrptfrms.shtml.
         Explain further how you considered this guidance in your analysis.

Part III, Item 1, Index to Exhibits, page 37

   6. Official filings, including exhibits, must be in either ASCII-text or HTML format.
      It appears that some of your exhibits, such as exhibits 10.1 and 99.1-99.3 filed

with the amendment, are in pdf format, which is not permitted for official filings. Please revise.

Quarterly Report on Form 10-Q for Quarterly Period Ended June 30, 2009

Item 6. Exhibits

Exhibits 31.1 and 31.2

7. We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in Section III.E of Release 33-8238 when choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications.

* * * * *

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief